UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 13, 2015

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Related to the Sale of SIG Combibloc

On March 11, 2015, Reynolds Group Holdings Limited (“Reynolds”) entered into a Deed of Amendment to the sale and purchase agreement dated November 23, 2014, among Reynolds, Reynolds Group Holdings Inc., and Beverage Packaging Holdings (Luxembourg) III S.á.r.l., as sellers, and Onex Wizard Acquisition Company GmbH, Onex Wizard US Acquisition II Inc., and Onex Wizard Acquisition Company I S.á.r.l., as purchasers, relating to the sale of Reynolds’ SIG Combibloc business. A copy of such Deed of Amendment is filed as Exhibit 1 to this report.

On March 13, 2015, Reynolds Group announced that it closed the sale of its SIG Combibloc business. A copy of the press release with such announcement is furnished as Exhibit 2 to this report.

Index to Exhibits

Exhibit No.     Description

1	Deed of Amendment dated March 11, 2105, to sale and purchase agreement

2	Press release dated March 13, 2015

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
March 13, 2015